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Travelers Life & Annuity
        A Member of the Travelers Group             Kathleen A. McGah
                                                    Counsel
                                                    Legal Department, 8 MS
                                                    Telephone: (860) 277-7389
                                                    Fax: (860) 277-0842


U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention: Elisa Metzger


September 23, 1998

Re:  Travelers Fund BD for Variable Annuities
     (File No. 333-23443; CIK No. 0000916689)
     Travelers Fund BD II for Variable Annuities
     (File No. 333-23445; CIK No. 0000941729)


Dear Ms. Metzger:

This letter is regarding the following two Registration Statements:
    (1) Travelers Fund BD for Variable Annuities as filed on Form
        N-4 on March 17, 1997 (accession number 0000950123-97-002212).
    (2) Travelers Fund BD II for Variable Annuities as filed on
        Form N-4 March 17, 1997 (accession number 0000950123-97-002213).

Travelers Insurance Company and Travelers Life and Annuity Company, respectively, have determined not to offer the annuity products as described in the registration statements.

Therefore, we hereby request that these registration statements be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

You may direct any questions regarding this filing to me at (860) 277-7389.

Sincerely,



Kathleen A. McGah